UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 22)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerp

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,905,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,905,344

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,905,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.44%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,400
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 24,400
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.45%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.45%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.45%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,929,744
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,929,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,929,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.45%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 201,912,942 Ordinary Shares outstanding as of September 30, 2023 (not including treasury shares), as reported in the Issuer’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on November 2, 2023.

Explanatory Note

This Amendment No. 22 (this “Amendment”) to Schedule 13D relates to ordinary shares, no par value (the “Ordinary Shares”), of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, Amendment No. 20 thereto filed with the Commission on October 10, 2023, and Amendment No. 21 thereto filed with the Commission on November 24, 2023 (as amended and supplemented, the “Original Schedule 13D”, and as further amended and supplemented by this Amendment No. 22, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.

The tender offer by Compagnie Maritime Belge NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB” or the “Offeror”), one of the Reporting Persons referred to in this Schedule 13D, has not yet commenced. This Schedule 13D is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell any Ordinary Shares of the Issuer or any other securities, nor is it a substitute for the Tender Offer Statement on Schedule TO and other necessary filings that the Offeror will file with the Commission, and the Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings that the Issuer will file with the Commission, at the time the tender offer is commenced. Any solicitation and offer to buy Ordinary Shares will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, the Offeror will file with the Commission a Tender Offer Statement on Schedule TO and other necessary filings, and in connection therewith the Issuer will file with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other necessary filings. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and certain other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information. U.S. Holders of Ordinary Shares are urged to read these documents carefully when they become available because they will contain important information that U.S. Holders of Ordinary Shares should consider before making any decision with respect to the tender offer. When the tender offer is commenced, the offer to purchase, the related letter of transmittal and the solicitation/recommendation statement and other filings related to the offer will be made available for free at the Commission’s website at www.sec.gov. U.S. Holders of Ordinary Shares also may obtain free copies of the Tender Offer Statement and other offer documents that the Offeror will file with the Commission by contacting the information agent for the tender offer that will be named in the Tender Offer Statement and the Solicitation/Recommendation Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

As previously reported, on November 22, 2023, CMB acquired 57,479,744 Ordinary Shares (the “Sale Shares”) from Frontline plc (“Frontline”) and Famatown Finance Limited (“Famatown”) for an aggregate purchase price of US$1,059,351,682 in cash.

The aggregate purchase price for the Sale Shares was funded with borrowings under a US$3.2 billion bridge facilities agreement entered into among CMB and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale (collectively, the “Bookrunning Mandated Lead Arrangers”), Belfius Bank NV/SA, DNB (UK) Limited, ING Belgium SA/NV and Nordea Bank Abp filial i Norge (collectively, the “Mandated Lead Arrangers”) and Skandinaviska Enskilda Banken AB (publ) (the “Lead Arranger” and together with the Bookrunning Mandated Lead Arrangers and the Mandated Lead Arrangers, the “Arrangers”) dated November 20, 2023 (the “Facilities Agreement”). The Facilities Agreement provides for a US$1,110,000,000 term loan bridge facility which was used to pay the purchase price for the Sale Shares and related transaction costs (the “SPA Acquisition Bridge Facility”), a US$1,740,000,000 term loan bridge facility which will be used to fund the Offer (as defined in Item 4) (the “Bid Acquisition Bridge Facility”) and a US$350,000,000 term loan bridge facility (the “Margin Loan Bridge Facility”) which was used to refinance the outstanding amounts under existing margin loan facilities (the “Existing Margin Loans”). CMB’s obligations under the Facilities Agreement are secured by a pledge of all the Ordinary Shares of the Issuer held by CMB (or to be acquired pursuant to the Offer), including the Ordinary Shares which were pledged in favor of the lenders in respect of the Existing Margin Loans, the Sale Shares, and all shares owned by CMB in CMB.TECH NV, a public limited liability company (“naamloze vennootschap”) under Belgian law (“CMB.TECH”). In addition, the borrowings under the Facilities Agreement are secured by any cash held in prepayment accounts into which funds from permitted sales of the pledged securities are required to be deposited. Pursuant to the terms of the Facilities Agreement, CMB is required to prepay loans under the SPA Acquisition Bridge Facility and the Margin Loan Bridge Facility (pro rata) out of the net proceeds received from the CMB.TECH Sale Transaction.

The foregoing is a summary of certain provisions of the Facilities Agreement. The summary of the Facilities Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Facilities Agreement, a copy of which was filed as Exhibit M to the Original 13D and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The CMB.TECH Sale Transaction

On December 22, 2023, the Issuer and CMB issued a joint press release (a copy of which is attached hereto as Exhibit N and incorporated herein by reference) announcing that the Issuer has agreed to purchase CMB.TECH, CMB’s clean tech company that builds, owns, operates and designs large marine and industrial applications that run on hydrogen and ammonia, for US$1,150,000,000 in cash (the “CMB.TECH Purchase Price”) from CMB (the “CMB.TECH Sale Transaction”). The CMB.TECH Sale Transaction is expected to close in February 2024.

In connection with the CMB.TECH Sale Transaction, CMB and the Issuer entered into a Share Purchase Agreement dated December 22, 2023 (the “Share Purchase Agreement”) with CMB pursuant to which the Issuer has agreed to purchase from CMB and CMB has agreed to sell to the Issuer all the issued shares of CMB.TECH for the CMB.TECH Purchase Price.

The following is a summary of certain provisions of the Share Purchase Agreement. The summary of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibit O and is incorporated by reference herein.

The Share Purchase Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about CMB, the Issuer or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of the Share Purchase Agreement as of the specific dates therein, are solely for the benefit of the parties to the Share Purchase Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Share Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Share Purchase Agreement, which subsequent information may or may not be reflected in CMB’s or the Issuer’s public disclosures.

Pursuant to the terms and conditions of the Share Purchase Agreement, CMB has agreed to sell 100% of the issued shares of CMB.TECH, (the “CMB.TECH Shares”) and the Issuer has agreed to purchase the CMB.TECH Shares for the CMB.TECH Purchase Price. The closing of the purchase of the Sale Shares will occur at the latest on the fifth business day after the date on which each of the Conditions Precedent (as defined below) are satisfied or waived (the “Closing”).

The obligation of CMB to sell the CMB.TECH Shares and the obligation of the Issuer to pay the CMB.TECH Purchase Price are subject to the following conditions precedent (the “Conditions Precedent”) being satisfied or waived on or before June 30, 2024 or such other date as the parties may agree in writing (the “Long Stop Date”):

•

the approval of the CMB.TECH Sale Transaction by Euronav’s shareholders’ meeting (the “SGM”) pursuant to Article 7:152 of the Belgian Code of Companies and Associations (the “BCCA”) (the “Shareholder Approval Condition”); and

•

the relevant parties to all the Issuer’s material agreements containing a change of control provision that is triggered by the CMB.TECH Sale Transaction, having confirmed in writing their waiver of their respective rights under such change of control provisions, or any agreed upon alternative solution, in each case on terms satisfactory to the parties (the “Rollover Condition”).

Any of the Conditions Precedent may only be waived (in whole or in part) by written agreement between CMB and the Issuer. Each of CMB and the Issuer may terminate the Share Purchase Agreement if any of the Conditions Precedent is not fulfilled or waived by the Long Stop Date.

Euronav has agreed to convene the SGM as soon as reasonably possible and in no event later than 60 calendar days after the date of the Share Purchase Agreement. CMB has agreed to attend and vote all of the shares in Euronav that it owns to approve the CMB.TECH Sale Transaction.

The Issuer and CMB have agreed to indemnify each other for any losses arising from any breach of warranty by the Issuer or CMB, as the case may be, which would not have been incurred by it if all facts stated in their respective warranties made in the Share Purchase Agreement had been true, accurate and not misleading.

The Share Purchase Agreement is governed by and construed in accordance with the laws of Belgium.

The Offer

As a result of the consummation of the purchase of the Sale Shares, CMB and its affiliates own more than 30% of the Ordinary Shares of the Issuer, and therefore CMB is required under Belgian law to commence an unconditional mandatory public takeover bid (the “Offer”) for all the issued Ordinary Shares (the “Target Shares”) of the Issuer that the Reporting Persons do not already own in accordance with the provisions of the Act of 1 April 2007 on takeover bids (the “Takeover Act”) and Chapter III of the Royal Decree of 27 April 2007 on takeover bids (the “Takeover RD”) and Regulations 14D and 14E under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and subject to any exemptive and no-action relief as may be granted by the Commission and any derogations as may be granted by the Financial Services and Markets Authority of Belgium (the “FSMA”). The Offer will be an unconditional offer at a price of US$18.43 per Ordinary Share in cash, reduced on a dollar-for-dollar basis by the gross amount per share of any future dividends and other distributions by the Issuer to its shareholders after the closing of the Share Purchase with an ex-dividend date prior to the settlement date of the Offer (the “Offer Price”). Following the payment of a dividend of US$0.57 per share on December 20, 2023, the Offer Price has been reduced by the gross amount of such dividend, resulting in an Offer Price of US$17.86 per share. The Offer Price will be further reduced on a dollar-for-dollar basis by the gross amount per share of any future distributions by the Issuer to its shareholders with an ex-dividend date prior to the settlement date of the Offer. The Offer will be made concurrently in the United States and Belgium.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and amended and supplemented by adding the following information:

(c) As previously reported, on November 22, 2023, CMB acquired the Sale Shares from Frontline and Famatown for an aggregate purchase price of US$1,059,351,682 in cash. Except for the purchase of the Sale Shares, none of the Reporting Persons nor (to the Reporting Persons’ knowledge) any person set forth in Item 2 of the Original 13D, has engaged in any transactions in the Ordinary Shares during the past 60 days.

(d) Other than as disclosed in Item 3, to the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth under Item 4 and the Share Purchase Agreement attached hereto as Exhibit O is incorporated herein by reference. Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	N/A

Exhibit C	Press Release dated April 8, 2022[1]

Exhibit D	Letter to Euronav NV dated April 26, 2022[2]

Exhibit E	Press release dated July 12, 2022[3]

Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022[4]

Exhibit G	Letter to Euronav NV dated January 16, 2023[5]

Exhibit H	Press Release dated February 9, 2023[6]

Exhibit I	Transcript of CMB Conference Call held on February 15, 2023[7]

Exhibit J	Press Release dated October 9, 2023[8]

Exhibit K	Press Release of CMB under Article 8 of the Takeover RD dated October 9, 2023[9]

Exhibit L	Share Purchase Agreement among CMB, Frontline plc and Famatown Finance Limited dated October 9, 2023[10]

Exhibit M	Bridge facilities agreement among CMB and Crédit Agricole Corporate and Investment Bank, KBC Bank NV, and Société Générale and the other lenders thereunder dated November 20, 2023[11]

Exhibit N	Press Release dated December 22, 2023

Exhibit O

Share Purchase Agreement between CMB and Euronav NV dated December 22, 2023, incorporated by reference to Exhibit 99.1 to Euronav NV’s Form 6-K (File No. 001-36810) filed with the Commission on December 22, 2023

[1]	Previously filed with Amendment No. 5 on April 12, 2022
[2]	Previously filed with Amendment No. 6 on April 26, 2022
[3]	Previously filed with Amendment No. 10 on July 13, 2022
[4]	Previously filed with Amendment No. 15 on December 14, 2022
[5]	Previously filed with Amendment No. 16 on January 18, 2023
[6]	Previously filed with Amendment No. 17 on February 10, 2023
[7]	Previously filed with Amendment No. 18 on February 16, 2023
[8]	Previously filed with Amendment No. 20 on October 10, 2023
[9]	Previously filed with Amendment No. 20 on October 10, 2023
[10]	Previously filed with Amendment No. 20 on October 10, 2023
[11]	Previously filed with Amendment No. 21 on November 24, 2023

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 22, 2023

Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys